FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December 2004

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant’s press release from December 27, 2004, announcing that beginning January 1, 2005, Registrant will operate under two business units and that Registrant will hold a special general meeting of shareholders on February 3, 2005.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: December 28, 2004

Gilat Announces Changes in Business Reporting

The Company will operate under two separate business units: Gilat Network Solutions and Gilat Network Operations

Petah Tikva, Israel, December 27, 2004 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced that beginning January 1, 2005, the Company will operate under two business units: Gilat Network Solutions (GNS) and Gilat Network Operations (GNO). The Company’s 2004 financial statements will reflect this change.

This division is part of the Company’s new growth strategy aiming to increase sales for solution driven markets as well as the expansion of its operation business.

The Company also announced that a special general meeting of shareholders will be held on February 3, 2005 at 10.00 AM, Israel local time. Among the issues to be voted on at the meeting, will be the election of Mr. Haim Benjamini as an external director to serve on the Company’s Board of Directors.

Mr. Benjamini is expected to replace Mr. David Milgrom who announced that he cease to serve as external director of Gilat so as to avoid any future potential conflicts of interest that may arise in his position as external director and his service as Chief Executive Officer of B.S.S.CH. – The Israel Credit Insurance Company Ltd. Mr. Milgrom explained that B.S.S.CH has recently entered into the area of short and medium term credit insurances of above one year and such credit facilities could have future relevance to Gilat.

Mr. Haim Benjamini currently serves as the Corporate Vice President of Human Resources of Teva Pharmaceutical Industries Ltd.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with close to 500,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition the Company markets Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 80 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. SkyEdge, Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact: Shira Gafni, Marketing Manager
+972 3 925 2406; shira@gilat.com

Gilat Investor Contact: Tim Perrott,
+1 703- 848-1515